Item 77I Terms of new or amended securities
The Registrant adopted a tax-free conversion policy pursuant to which investors in each Fund may convert (i) Class A, B, C, or R shares of a Fund to Class Y or I shares of the same Fund, as available, (ii) Class K shares of a Fund to Class
 A, Y or I shares of the same Fund, as available, and (iii) Class Y shares of a Fund to Class I shares of the same Fund, as available, based on each classs relative NAV, provided the investor meets the eligibility requirements for the applicable class. Class B or C shares of a Fund may be converted to Class Y or I shares of the same Fund, as available, provided that such Class Y or I shares are not currently subject to any CDSC. Any conversion between classes of shares of the same Fund will be treated as a tax-free event.